Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 23, 2014

Relating to Preliminary Prospectus dated June 23, 2014

Registration Statement No. 333-194982

Materialise NV

Update to Preliminary Prospectus

Dated June 12, 2014

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated June 23, 2014, included in Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-194982) of Materialise NV, as filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2014 (as so amended, the “Registration Statement”), relating to our proposed offer and sale of American depositary shares, each representing one ordinary share, and to provide you with a hyperlink to the current version of the Registration Statement including the revised preliminary prospectus. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 17 of the revised preliminary prospectus.

To review the revised preliminary prospectus contained in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1091223/000119312514245714/d655315df1a.htm

References to “we,” “us,” the “Company,” or “Materialise” are used in the manner described in the revised preliminary prospectus. The following information is set forth in Amendment No. 5 to the Registration Statement and supplements and updates the information in the preliminary prospectus, dated June 12, 2014.

The following supplements the discussion on page 53 of the preliminary prospectus, dated June 12, 2014, under the section entitled “Use of Proceeds”:

We expect our research and development expenses, sales and marketing expenses and general and administrative expenses to increase in the near term as a result of our contemplated use of the net proceeds of this offering. Although we were profitable in 2012 and 2013, due to the use of the net proceeds in this offering, no assurance can be given at this time that we will remain profitable in 2014.

The following supplements the discussion on pages 11 and 63 of the preliminary prospectus, dated June 12, 2014, under the sections entitled “Prospectus Summary—Recent Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments”:

We expect our research and development expenses, sales and marketing expenses and general and administrative expenses to increase in the near term as a result of our contemplated use of the net proceeds of this offering. Based on our current expectations regarding the amounts and timing of our actual use of the proceeds during the year ending December 31, 2014, we expect to incur additional research and development expenses, sales and marketing expenses and general and administrative expenses of approximately €3.5 million during 2014 associated with our use of the net proceeds and the acceleration of our investments in our 3D printing service centers, sales and marketing teams and research and development activities.

        In addition, during the year ending December 31, 2014, we expect to incur approximately €0.5 million of non-cash charges in the form of share-based payment expenses related to equity-settled transactions associated with the issuance of 1,200,000 new warrants to purchase 1,200,000 ordinary shares upon the closing of this offering, assuming the exercise price of these warrants is equal to €9.44 (the euro equivalent, based on the euro to U.S. dollar exchange rate on March 31, 2013, of the assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus). Further, as discussed under “—Additional Information Regarding Ordinary Share Value—Initial Public Offering Estimated Price Range,” we have determined to take incremental non-cash charges in the form of share-based payment expenses related to equity-settled transactions in respect of the 116,974 warrants to purchase 467,896 ordinary shares we issued during October 2013 to January 2014. During the year ending December 31, 2014, we expect to incur approximately €199,000 of incremental charges in respect of such warrants.

Although we were profitable in 2012 and 2013, based on our current expectations regarding our results of operations for the year ending December 31, 2014, we expect to experience a net loss in the year ending December 31, 2014, primarily as a result of our expected increased expenses associated with the use of the net proceeds of this offering and with such warrant grants.

Our expectations regarding financial performance for the year ending December 31, 2014, including our expectations regarding the timing and amounts of the expenses and charges discussed above, are subject to risks and uncertainties, many of which are not within our control. See the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The following supplements the discussion on page 84 of the preliminary prospectus, dated June 12, 2014, under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Additional Information Regarding Ordinary Share Value—Initial Public Offering Estimated Price Range”:

Regarding the warrant grants described above under “—Recent Equity Awards,” we have determined to take incremental non-cash charges in the form of share-based payment expenses related to equity-settled transactions. We intend to begin recognizing these charges in the second quarter of 2014. We expect the total cost of such equity-settled transactions will be approximately €1.5 million, as opposed to our original estimate of approximately €470,000, over the entire life of the equity-settled transactions. During the year ending December 31, 2014, we expect to incur approximately €199,000 of incremental charges in respect of such warrants. Our expectations regarding these charges are subject to risks and uncertainties, many of which are not within our control. See the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The Company has filed a registration statement including a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting Piper Jaffray at 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Attn: Prospectus Department, or by calling 1-800-747-3924, or by emailing prospectus@pjc.com, or by contacting Credit Suisse at One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, or by calling 1-800-221-1037, or by emailing newyork.prospectus@credit-suisse.com.